August 10, 2010

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-5546

RE:	Bank of America Corporation
Accounting for Repurchase Agreements, Securities Lending Transactions or Other Transactions Involving the Transfer of Financial Assets with an Obligation to Repurchase the Transferred Assets

Dear Mr. Nolan,

We write to supplement and correct certain information provided in our letters dated April 14, 2010 and May 13, 2010 with respect to the matter referenced above. Those letters discuss, in relevant part, six transfers we identified that should have been accounted for as secured borrowings rather than as sales. In the course of our review of certain transactional data, it has come to our attention that we inadvertently did not reflect the value of one of the six transfers that was completed in the quarter ending December 31, 2007 in providing summary information and analysis regarding the six transfers in our letters. We apologize for the oversight and provide updated information below. The correction does not affect our conclusion that the impact of the transactions is not material to our previously issued financial statements.

On April 14, 2010, we provided a response (the “April 14 Response”) to your inquiries concerning our accounting for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. In our letter, we stated that we had “identified six transfers for which sale accounting treatment was not in strict compliance” with our policy of “account[ing] for repurchase transactions as secured borrowings unless they fail to meet the criteria set forth in ASC 860-10-40-24.” (April 14 Response at 7.) We included a table in the letter that quantified: the transaction amounts for the four quarters in which the six transfers took place, the company’s total assets for those periods, and the percentage of total assets that the transactions represented. (April 14 Response at 8.) In particular, the table indicated that the transaction amount for the period ending December 31, 2007 was $1.8 billion or 0.11% of total assets. Upon subsequent review, we determined that the table failed to reflect the value of one of the six transfers we had identified that was completed in the quarter ending December 31, 2007. The amount of that transfer was approximately $265 million. Consequently, the table should have reflected that the value of the transactions for the period ending December 31, 2007 was $2.080 billion or 0.12% of total assets.

Following our April 14 Response, on April 26, 2010, you requested by letter that we provide additional information regarding our conclusion that the accounting error associated with the six transactions was not material. Specifically, you requested that we provide a materiality analysis that included consideration of the factors under SEC Staff Accounting Bulletin No. 99. We responded to this request on May 13, 2010 and included as an exhibit to the letter our SAB 99 Analysis (the “May 13 Response”). We concluded that “the impact of the transactions is not material to the previously issued consolidated financial statements” of BAC. (May 13 Response at 1.)

The May 13 Response also did not include the value of the $265 million transfer completed in the quarter ending December 31, 2007 in quantifying the transactions at issue for that period. The May 13 Response outlined BAC’s disclosure included in its Form 10-Q for the quarter ended March 31, 2010 regarding the six transfers. (May 13 Response at 3.) The disclosure indicated that the value of the transactions for the December 31, 2007 was $1.8 billion. (BAC corrected this figure in its Form 10-Q for the period ending June 30, 2010 filed on August 6, 2010).

In addition, the SAB 99 Analysis from the May 13 Response included three tables that each listed the value of the transactions for the period ending December 31, 2007 as $1.815 billion. Inclusion of the omitted transaction increases that balance to $2.080 billion. An updated SAB 99 Analysis reflecting the corrected value is attached as Exhibit 1 to this letter. For your convenience, we have also summarized the relevant updated information in the following tables:

Updates to SAB 99 Analysis Table 1 Data (dollars in millions)

	Prior December 31, 2007 Information	Updated December 31, 2007 Information	Balance/Percent Change
Principal amount	$1,815	$2,080	$265
As a percentage of ending:
Trading account assets	1.12%	1.28%	0.16%
Total assets	0.11%	0.12%	0.01%
Federal funds purchased and securities loaned or sold under agreements to repurchase	0.82%	0.94%	0.12%
Total liabilities	0.12%	0.13%	0.01%

Updates to SAB 99 Analysis Table 2 Data (dollars in millions)

	Prior December 31, 2007 Information	Updated December 31, 2007 Information	Balance/Percent Change
Principal balance	$1,815	$2,080	$265
Risk weight (MBS agencies)	20%	20%	0.00%
Risk weighted asset	$363	$416	$53

Updates to SAB 99 Analysis Table 3 Data (dollars in millions)

	Prior December 31, 2007 Information	Updated December 31, 2007 Information	Balance/ Percent Change	Prior September 30, 2008 Information	Updated September 30, 2008 Information	Balance/ Percent Change
Principal adjustment	$1,815	$2,080	$265	$10,702	$10,702

				Prior Disclosure Nine Months Ended September 30, 2008
Consolidated Statement of Cash Flows
As reported
Line item – Net (increase) decrease in trading and other derivatives	(8,108)	(8,108)		(17,963)	(17,963)
Subtotal – Net cash provided by (used in) operating activities	11,036	11,036		31,276	31,276
Line item – Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	(1,448)	(1,448)		(15,398)	(15,398)
Subtotal – Net cash (used in) provided by financing activities	103,412	103,412		(46,887)	(46,887)
Revised:
Line item – Net (increase) decrease in trading and other derivatives	(9,923)	(10,188)	(265)	(26,850)	(26,585)	265
Subtotal – Net cash provided by operating activities	9,221	8,956	(265)	22,389	22,654	265
Line item – Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	367	632	265	(6,511)	(6,776)	(265)
Subtotal – Net cash (used in) provided by financing activities	105,227	105,492	265	(38,000)	(38,265)	(265)
Change
Line item – Net (increase) decrease in trading and other derivatives	-22%	-26%	-4%	-49%	-48%	1%
Subtotal – Net cash provided by operating activities	16%	19%	3%	28%	28%	0%
Line item – Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	-125%	-144%	-19%	-58%	-56%	2%
Subtotal – Net cash provided by financing activities	2%	2%	0%	-19%	-18%	1%

As noted above, the changes in the metrics resulting from the correction are not material to our analysis of the issues presented and do not have any impact on our conclusion that the impact of the transactions is not material to our previously issued consolidated financial statements.

Sincerely,

/s/ John M. James
John M. James
Corporate Controller

cc:	Neil A. Cotty, Chief Accounting Officer

Exhibit I

Three Years Ended December 31, 2009 SAB 99 – BAC

The SEC’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality (“SAB 99”), indicates that the use of a percentage as a numerical threshold to evaluate materiality, such as 5%, may provide the basis for a preliminary assessment that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. SAB 99 indicates that the SEC Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. SAB 99, however, goes on to say that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also indicates that the formulation of materiality in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

SAB 99 states that an assessment of materiality requires that one view the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information. While the “total mix” includes the size in numerical or percentage terms of misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. SAB 99 also states that materiality concerns the significance of an item to users of a registrant’s financial statements. Specifically the SEC Staff’s interpretive response says that “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The SAB 99 analysis herein seeks to apply these criteria. As such, the quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the items at issue were material to the consolidated financial statements of Bank of America Corporation (“BAC”, the “Company” or the “Corporation”).

The SEC’s SAB 108, Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current year Financial Statements, notes that (i) a materiality evaluation must be based on all relevant quantitative and qualitative factors; (ii) such analyses generally begins with quantifying potential misstatements to be evaluated; and (iii) there has been diversity in practice with respect to this initial step of a materiality analysis. SAB 108 addresses certain of the quantitative issues discussed in SAB 99, but does not alter the analysis required by SAB 99.

SAB 108 notes the diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”), and states these prior year misstatements should be considered in quantifying misstatements in current year financial statements. It further states the techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.

As demonstrated in an example in SAB 108, the primary weakness of the rollover approach is that it can result in the accumulation of significant misstatements on the balance sheet that are deemed immaterial in part because the amount that originates in each year is quantitatively small. SAB 108 states the staff is aware of situations in which a registrant, relying on the rollover approach, has allowed an erroneous item to accumulate on the balance sheet to the point where eliminating the improper asset or liability would itself result in a material error in the income statement if adjusted in the current year. Such registrants have sometimes concluded that the improper asset or liability should remain on the balance sheet into perpetuity.

In contrast, the primary weakness of the iron curtain approach is that it does not consider the correction of prior year misstatements in the current year (i.e., the reversal of the carryover effects) to be errors. Implicitly, the iron curtain approach assumes that because the prior year financial statements were not materially misstated, correcting any immaterial errors that existed in those statements in the current year is the “correct” accounting, and is therefore not considered an error in the current year. Thus, utilization of the iron curtain approach can result in a misstatement in the current year income statement not being evaluated as an error at all.

Given the above mentioned weaknesses of the alternate approaches, we do not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements. As discussed below, the impact of correcting entries related to certain past repurchase transactions on our financial statements and operating results for the quarterly, year to date, and annual periods in the three years ended December 31, 2009 are not significant. Below, we have concluded that our originating errors are neither material in dollar value nor percentage in relation to the consolidated financial statements and had no impact on reported net income (loss) for any period presented.

Management has also considered ASC 270-45-16, Interim Reporting and paragraph 29 of APB Opinion No. 28, Interim Financial Reporting, which requires the following:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the trend of earnings. Changes that are material with respect to an interim period, but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Summary of Unadjusted Differences

In connection with our response to the SEC letter dated March 29, 2010 regarding the accounting for repurchase agreements, securities lending transactions and other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, we acknowledged that our recent internal review identified six transactions in the past three years for which sale accounting treatment was not in strict compliance with ASC 860, Transfers and Servicing (also SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140)). We transferred agency pass-through securities and simultaneously entered into derivative contracts to purchase similar pools of existing securities that were not specifically identified from the same counterparty (commonly and herein referred to as “dollar rolls”) at the end of four calendar quarters during 2007, 2008 and 2009 (Q1 07, Q4 07, Q3 08, and Q1 09). As part of our normal balance sheet management strategy, internal quarter end limits for balance sheet utilization capacity are established for each business unit. The intent of these transactions was to reduce the specific business unit’s balance sheet to meet its limits.

The dollar rolls, which were accounted for as sales of the transferred securities and derivatives, provided for delivery of similar but not “substantially the same” agency pass-through securities. ASC 860-10-40-24 sets forth the criteria used to determine whether securities received in a repurchase transaction are “substantially the same” as the transferred securities. If they are, the transfer is likely to be a secured borrowing. If they are not, the transfer might be a sale. Although an attempt was made to ensure that the securities received would not be “substantially the same” as the transferred securities, based upon our review it appears the referenced criteria were not consistently met when looking at the completed transactions. For example, a majority of the transfers contractually required the principal amount of securities to be repurchased to be outside of accepted good delivery standards, thus not meeting the definition of “substantially the same” and meeting the criteria for sale accounting. Had the contract required that the securities to be repurchased be within good delivery standards, the transfer would have been accounted for as a secured borrowing. Upon subsequent review, we determined that the principal amount of securities that were actually received were within good delivery standards and therefore were “substantially the same” as those that had been sold. Paragraph 215 in Appendix B of SFAS 140 states the following:

After re-deliberation, the Board … decided that if the assets to be repurchased are the same or substantially the same as those concurrently transferred, the transaction should be accounted for as a secured borrowing. The Board also decided to incorporate the definition in SOP 90-3 in this Statement (carried forward without reconsideration). The Board noted that not all contracts in the dollar-roll market require that the securities involved have all of the characteristics of “substantially the same.” If the contract does not require that, the transferor does not maintain effective control.

Due to the contractual provision for delivery of a principal amount outside of accepted good delivery standards, one might argue that these transfers were appropriately accounted for as sales. However, our review of the securities received after the fact indicated that the securities actually received were substantially the same as those transferred. Accordingly, while the accounting guidance regarding the determination of “substantially the same” is subject to interpretation, we concluded that based on the intent and lack of economic substance and because the securities actually received in these transactions appear to have been “substantially the same” as the transferred securities, these transactions should have been accounted for as secured borrowings and not as sales.

Table 1 summarizes the principal amount of securities reported as sold under these arrangements as a percentage of the impacted asset and liability accounts, total assets and total liabilities for each of the four impacted balance sheet dates:

Table 1

(Dollars in millions)	March 31, 2009	September 30, 2008	December 31, 2007	March 31, 2007
Principal amount	$573	$10,702	$2,080	$4,517
As a percentage of ending:
Trading account assets	0.31%	6.87%	1.28%	2.59%
Total assets	0.02%	0.58%	0.12%	0.30%
Federal funds purchased and securities loaned or sold under agreements to repurchase	0.23%	4.74%	0.94%	1.93%
Total liabilities	0.03%	0.64%	0.13%	0.33%

The following is our quantitative, qualitative and market reaction analysis of the potential changes related to these unadjusted differences on BAC’s consolidated financial statements for the relevant quarterly and annual periods in the three years ended December 31, 2009.

Quantitative Assessment

The first step in evaluating materiality is to consider the size of the potential adjustment. Over the years, “rules of thumb” have developed to assist registrants and auditors in assessing whether the combination of qualitative and quantitative factors would make a misstatement material. Absent qualitative factors, the “rule of thumb” has generally been that a potential quarterly adjustment below 5% of pre-tax earnings is usually not material.

The error related to the dollar rolls described above had no impact on pre-tax net income, net income or EPS for any quarterly or annual periods covered in the BAC Form 10-K for the year ended December 31, 2009. As the transferred securities were carried at fair value, there was no gain or loss recognized on the transfer date. If the dollar rolls had been accounted for as a secured borrowing, we would have elected the fair value option under SFAS 159 and recorded the liability at fair value, offsetting the mark to market adjustment of the corresponding trading assets.

Table 1 above outlines the impact of these transactions on the individual line items and the overall consolidated balance sheet of the Company which is limited to an understatement of assets (trading assets) and liabilities (securities sold under agreements to repurchase) as of the four impacted balance sheet dates. As shown in Table 2, the impact of correcting the errors related to accounting for the dollar rolls as sales rather than secured borrowings was not material to the Corporation’s capital ratios. Had we accounted for the dollar rolls as secured borrowings, the only regulatory capital ratio that would have been affected would have been the Tier 1 leverage ratio. Other regulatory capital ratios for the Corporation and the broker-dealer subsidiary that executed the trades would not have been affected because the forward commitments to purchase agency mortgage-backed securities would have been accorded the same capital treatment as cash positions in a trading account. As such, the risk-weighted assets would not have been changed. The Tier 1 leverage ratio is calculated as the product of Tier 1 capital for the period divided by adjusted quarterly average total assets, after certain adjustments. Had the dollar rolls been accounted for as secured borrowings, the adjusted quarterly average total assets in each period would have been increased to reflect the principal balance of the dollar roll remaining on balance sheet from the transaction date until the quarter end. As such, the Tier leverage ratio would have been impacted by accounting for these transactions as secured borrowings. This impact is approximately 0.2 basis points for each of the periods, however, due to rounding, the ratio would have declined from 5.51% to 5.50% at September 30, 2008. The Corporation’s leverage ratio would not have been affected during any period related to the other errors.

Table 2

(Dollars in millions)	March 31, 2009		September 30, 2008		December 31, 2007		March 31, 2007
Principal balance	$573		$10,702		$2,080		$4,517
Risk weight (MBS agencies)	20%		20%		20%		20%
Risk weighted asset	$115		$2,140		$416		$903

As reported:
Tier 1 common ratio	4.49%		4.23%		4.93%		6.71%
Tier 1 ratio	10.09%		7.55%		6.87%		8.57%
Total risk-based capital ratio	14.03%		11.54%		11.02%		11.94%
Tier 1 leverage ratio	7.07%		5.51%		5.04%		6.25%
Risk-weighted assets	$1,695,192		$1,328,084		$1,212,905		$1,062,883

Tier 1 common capital	$76,145		$56,139		$59,817		$71,306
Tier 1 capital	$171,061		$100,248		$83,372		$91,112
Total risk-based capital	$237,905		$153,318		$133,720		$126,958

Revised Capital Ratios for Repo Transactions
Tier 1 common ratio	4.49%		4.23%		4.93%		6.71%
Tier 1 ratio	10.09%		7.55%		6.87%		8.57%
Total risk-based capital ratio	14.03%		11.54%		11.02%		11.94%
Tier 1 leverage ratio	7.07%		5.50%		5.04%		6.25%
Risk-weighted assets	$1,695,192		$1,328,084		$1,212,905		$1,062,883

Change in Capital Ratios
Tier 1 common ratio	0	bps	0	bps	0	bps	0	bps
Tier 1 ratio	0		0		0		0
Total risk-based capital ratio	0		0		0		0
Tier 1 leverage ratio	(0)		(1)		(0)		(0)

In addition, Table 3 shows the impact of the misstatement on the Consolidated Statement of Cash Flows. Note that the subtotal “cash flows from operations” and “cash flows from investing activities” are equally misstated by the amount of the dollar rolls recorded in error. While the impact to the individual line items and the subtotal for cash flows from operations and from financing activities may exceed 5%, total cash flows for the periods did not change.

Table 3

(Dollars in millions)	March 31, 2009	September 30, 2008	December 31, 2007	March 31, 2007
Principal Adjustment	$573	$10,702	$2,080	$4,517

	Three Months Ended March 31, 2009	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Three Months Ended March 31, 2007
Consolidated Statement of Cash Flows
As reported:
Line item - Net (increase) decrease in trading and other derivatives	27,049	(17,963)	(8,108)	(8,356)
Subtotal - Net cash provided by (used in) operating activities	54,797	31,276	11,036	(19,631)

Line item - Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	(71,444)	(15,398)	(1,448)	16,985
Subtotal - Net cash (used in) provided by financing activities	(90,726)	(46,887)	103,412	39,357

Revised:
Line item - Net (increase) decrease in trading and other derivatives	27,622	(26,585)	(10,188)	(12,873)
Subtotal - Net cash provided by operating activities	55,370	22,654	8,956	(24,148)

Line item - Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	(70,871)	(6,776)	632	21,502
Subtotal - Net cash (used in) provided by financing activities	(90,153)	(38,265)	105,492	43,874

Change
Line item - Net (increase) decrease in trading and other derivatives	2%	-48%	-26%	-54%
Subtotal - Net cash provided by operating activities	1%	28%	19%	-23%

Line item - Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase	-1%	-56%	-144%	27%
Subtotal - Net cash provided by financing activities	-1%	-18%	2%	11%

Note: The relevant line items and subtotals for year-to-date cash flows in Q1 08 and Q2 08 would also have been impacted by the error at December 31, 2007 due to the reversal of the dollar roll transactions in January 2008.

The impact of each error noted above is reversed in the subsequent quarter period due to the cash flows statements being presented on a cumulative basis (i.e. the errors at March 31, 2007, September 30, 2008 and March 31, 2009 were corrected within the relevant fiscal year). As a result, all cash flow line items and subtotals are properly stated in the 2009 annual audited Consolidated Statement of Cash Flows. However, the error arising at December 31, 2007 and subsequent reversal in the first quarter of 2008 did span a year-end. Therefore on an annual basis, the year to date statement of cash flows for the fiscal years ended December 31, 2007 and 2008 were both only impacted by the $2.08 billion. Historically, we have not received any questions on the cash flow statements from analysts as their focus appears to be more on liquidity metrics (as described further below).

While the impact to the Consolidated Statement of Cash Flows exceeds 5% for certain line items in certain quarterly periods and for the year ended December 31, 2007, this is primarily due to the presentation on a net basis of cash flows which are highly variable from period to period. For example, the line item “Net (increase) decrease in trading and other derivatives” ranged from an increase of $8.4 billion for the three months ended March 31, 2007 to a decrease of $27.0 billion for the three months ended March 31, 2009. The line item “Net increase (decrease) in federal funds purchased and securities loaned or sold under agreements to repurchase” ranged from an increase of $17.0 billion for the three months ended March 31, 2007 to a decrease of $71.4 billion for the three months ended March 31, 2009. Subtotals experience similarly wide fluctuations. For example, net cash provided by (used in) financing activities ranged from $39.4 billion for the three months ended March 31, 2007 to ($90.7) billion for the three months ended March 31, 2009, a change of $130.1 billion. Given the significant variability in these line items and that total cash flows were not changed, we do not believe that the Consolidated Statement of Cash Flows was materially misstated.

In addition, the two key liquidity metrics that we, and we believe the analysts, focus on are described in the Liquidity Risk and Capital Management section of the Corporation’s MD&A in our Form 10-Ks and Form 10-Qs: “Global Excess Liquidity Sources” and “Time to Required Funding”. These metrics are used to measure the amount of excess liquidity available to the Corporation and to determine the appropriate amount of excess liquidity to maintain. Neither of these metrics incorporate data from the Consolidated Statement of Cash Flows, and neither would have been affected had we accounted for the dollar rolls as secured borrowings instead of sales. The Corporation also completed two acquisitions during the period of these errors (Countrywide Financial Corporation on July 1, 2008 and Merrill Lynch & Co. Inc. on January 1, 2009) which were of significant size and scale. Further, given the economic environment during the period, the Corporation issued common stock of $9.9 billion in 2008 (representing 5.6% of total shareholders’ equity at December 31, 2008) and $13.5 billion in 2009 (representing 5.8% of total shareholders’ equity at December 31, 2009). In consideration of the above, we believe that interested observers such as analysts would not consider the impact on the Consolidated Statement of Cash Flows during periods generally prior to our acquisitions and capital raises to be significant given, based on our experience, their overall focus on our earnings, capital ratios, current total available liquidity (including those measures discussed above), and credit statistics.

Based only on the quantitative analysis of the potential adjustments to the consolidated financial statements, management’s preliminary assessment is that the impact of the adjustments to correct the dollar rolls (0.58% and 0.64% of Q3 08 total assets and total liabilities, respectively, is the largest single balance sheet error as shown on Table 1 above) is, from a quantitative perspective, considered not material to the overall consolidated financial statements and to the individual financial statement line items.

Qualitative Assessment

In accordance with SAB 99, an assessment of materiality requires not only a quantitative assessment but should also include an assessment of the qualitative aspects of the potential adjustment. SAB 99 indicates that among the considerations that may well render a quantitatively small misstatement of a financial statement item material include the following:

Considerations listed in SAB 99	Management Assessment
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•       While the dollar amounts of the dollar rolls are capable of precise measurement, the determination of sale/financing accounting under the complex accounting rules of ASC 860 (SFAS 140) is subject to significant judgment and is based upon the facts and circumstances of the individual agreements. In addition, as we discussed in our response letter to the SEC dated April 14, 2010 in response 1) d), we believe there are legal and economic ambiguities inherent in repurchase agreements that can make it difficult to determine if a transaction should be accounted for as a sale or as a secured borrowing.

•        The guidance in ASC 860-10-40-24 that sets forth the criteria to determine whether securities are “substantially the same” is prescriptive. As discussed in paragraph 215 of Appendix B to SFAS 140, if a repurchase agreement does not require that the securities to be repurchased have all of the characteristics of “substantially the same”, the transferor does not maintain effective control over the transferred securities. In those circumstances, the appropriate initial accounting typically is to account for the transaction as a sale. However, when considering the intent and substance of a particular dollar roll transaction, the appropriate accounting might appear to differ from the initially prescribed accounting based on other factors such as the nature of the securities actually re-purchased in the transaction.

•        At inception, these dollar rolls were recorded as sales based upon the expected terms and conditions of the transactions. It was through our detailed review of the repurchase transactions after the fact (March and April 2010) that the immaterial errors were detected. The after-the-fact review of the assets received in the dollar rolls resulted in a determination that the securities received upon settlement were “substantially the same” as the transferred assets. Although the accounting guidance is subject to interpretation, we concluded that, based on the intent and lack of economic substance, sale accounting was not appropriate for these transactions.

2. Whether the misstatement masks a change in earnings or other trends

•         There was no misstatement of earnings. Because the transferred securities were carried at fair value, there was no gain or loss recorded at the time of the transaction.

•         If sale accounting had not been applied, the transferred securities would have remained on the Consolidated Balance Sheet and been carried at fair value. The corresponding repurchase liability would also have been recorded at fair value (as the fair value option of SFAS 159 would have been applied to these transactions consistent with how we currently account for similar transactions) and changes in the fair value of the underlying securities and secured borrowing would have offset each other.

•         As shown above in Table 1, the impact to trading assets, total assets, repurchase liabilities and total liabilities was not significant and we believe did not mask any balance sheet trends.

•         As shown above in Table 2, the impact to capital ratios was not significant and did not mask any capital ratio trends.

•         As shown above in Table 3, the impact to the individual line items and the subtotal for cash flows from operations and from financing activities may exceed 5% in certain periods. However, given the significant variability normally occurring from period to period in these line items and that total cash flows were not changed, we do not believe that the Consolidated Statement of Cash Flows was materially misstated or masked any trends.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•         We believe that this factor is generally not applicable given that the errors did not involve any misstatement of earnings.

•         As shown in Table 2 above, the impact of these items on BAC’s reported capital ratios was not significant.

•       We understand that the general focus of the analysts and rating agencies in recent years has been on earnings, capital, total available liquidity, and credit costs. The impact of these errors on the line items or subtotals within the Consolidated Statement of Cash Flows in our view would not have been likely to have an impact on any analysts’ or rating agencies expectations of the Company.

4. Whether the misstatement changes a loss into income or vice versa	• We believe this factor is generally not applicable given that the errors did not involve any misstatement of earnings.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•        The dollar rolls were initially recorded in the Global Corporate & Investment Banking (now Global Banking & Markets) business segment. There was no misstatement of earnings. No additional analysis on segment results was considered necessary given that the error did not impact earnings. The impact on segment asset disclosures also was not considered significant.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements

•        No - The impact of correcting the error would not have put BAC into a position of non-compliance with any of its capital requirements. See Table 2 for the calculated impact on our Tier 1 capital and leverage ratios.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	• No – the impact of correcting the dollar rolls would not have impacted or influenced compliance with any loan covenants.

8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	• No – There was no impact on earnings and the error would not have impacted BAC management compensation in any way.

9. Whether the misstatement involves concealment of an unlawful transaction	• No, the dollar rolls were executed in the normal course of business and are not related to any unlawful transaction.

Market Reaction

Given the volatility in the equity markets from mid 2007 through 2009, particularly for financial services companies, an effort to make a qualitative assessment of the market’s reaction on the impact of these transactions being recorded as secured borrowings is necessarily a subjective exercise. During this period the Corporation completed two acquisitions (Countrywide Financial Corporation on July 1, 2008 and Merrill Lynch & Co. Inc. on January 1, 2009) which were of significant size and scale, and issued common stock of $9.9 billion and $13.5 billion in 2008 and 2009, respectively. We believe that, given the nature of the errors and the significant changes in our business as a result of these acquisitions and capital raises, there would not have been any significant market reaction to the errors.

Further, as noted above, posting of these items would not have altered our trend of earnings, nor would it have changed a reported loss into a gain, or vice versa. An increase in assets and liabilities of less than 1% did not change the composition of the Consolidated Balance Sheet and would likely not have resulted in any significant change in the market’s perception of our results. In our Form 10-Ks and Form 10-Qs, including those filed during the periods of these errors, we have disclosed information regarding our average assets and liabilities, which would not have been significantly impacted. We understand that the primary focus on our reported results during this recent market environment has been on earnings, credit-related losses, total available liquidity, and equity/capital ratios. The dollar roll transactions discussed in this analysis are not related to credit, did not impact total cash flows, and as discussed above, did not have a significant impact on our reported equity or capital ratios. Furthermore, while the impact to the Consolidated Statement of Cash Flows exceeds 5% for certain line items in certain periods (see Table 3 for specific impact), the cash flow items impacted are highly variable from period to period and neither a change in cash flow line items nor a change in the accounting for dollar rolls would have affected the key metrics that we use to measure the adequacy of our liquidity. Therefore, we do not believe that the market reaction to our results would have significantly changed if the corrected cash flow line item amounts had been reported because total cash flows were not impacted and analysts and investor communities have not historically focused on the individual components of the Consolidated Statement of Cash Flows.

After the discovery of the error in Q1 10, the Company included the following in Note 1 to the Corporation’s consolidated financial statements included in the Form 10-Q for the quarter ended March 31, 2010 to disclose the nature and size of the insignificant error:

At the end of certain quarterly periods during the three years ended December 31, 2009, the Corporation had recorded sales of agency mortgage-backed securities (MBS) which, based on a more recent internal review and interpretation, should have been recorded as secured borrowings. These periods and amounts were as follows: March 31, 2009 – $573 million; September 30, 2008 – $10.7 billion; December 31, 2007 – $1.8 billion; and March 31, 2007 – $4.5 billion. As the transferred securities were recorded at fair value in trading account assets, the change would have had no impact on consolidated results of operations. Had the sales been recorded as secured borrowings, trading account assets and federal funds purchased and securities loaned or sold under agreements to repurchase would have increased by the amount of the transactions, however, the increase in all cases was less than 0.7 percent of total assets or total liabilities. Accordingly, the Corporation believes that these transactions did not have a material impact on the Corporation’s Consolidated Balance Sheet.

Internal Controls

The Company has established accounting policies and controls to govern repurchase transactions. These policies and controls have been tested and determined to be designed and operating effectively to prevent or detect a material misstatement of the financial statements. The identified error related to these dollar roll transactions is considered to be a control deficiency as the transactions should have been recorded as secured borrowings.

The transactions through 2007 were not considered to be significant enough to trigger further escalation or review of the specific transactions. When material, transactions generally are to be reviewed and discussed with our Accounting Policy group to ensure proper accounting treatment. At June 30, 2008, a transaction that was material and would potentially have resulted in a material impact to the balance sheet was investigated in the Q2 08 close process consistent with the internal control process in place. The result of that review and investigation was to disallow sale accounting and to properly account for such transaction as a secured borrowing, and thus there was no error as of the June 30, 2008 reporting date. Subsequently, Line of Business Finance, in coordination with Accounting Policy, designed guidance that was provided to line of business management to follow for purposes of determining when sale accounting would be applied for certain types of transactions. The line of business initially structured the dollar roll transactions in Q3 08 and Q1 09 within this guidance, but as noted above, when these transactions ultimately settled, the actual securities received were later determined to be substantially the same as those that had been transferred. These transactions were not considered material and were therefore not escalated to Accounting Policy review. Had there been any subsequent, material transactions, the escalation control would have identified such transactions and been reviewed in a manner similar to the transaction in Q2 08.

Our internal control procedures at the time required Line of Business Finance to perform a post-execution review of transactions whose proper accounting is dependent on the actual execution of the transactions. However, Line of Business Finance did not perform such a review of the completed dollar roll transactions. As a result, the errors at September 30, 2008 and March 31, 2009 were not identified. Since the discovery of these immaterial errors as part of a 2010 after-the-fact review of prior repurchase transactions, we have re-emphasized to our Line of Business Finance officers that they must perform a documented review of the completed transaction when a policy is dependent on follow-through execution and any deviations from the design must be escalated to Accounting Policy for purposes of determining whether the accounting treatment was appropriate and what corrective action is necessary, if any. Furthermore, we have re-emphasized to our Line of Business Finance officers the need to validate accounting guidance being provided to line of business management with our Accounting Policy group.

Conclusion

Based on the foregoing analysis, management does not believe the impact of correcting the errors related to these dollar roll transactions is material to the BAC consolidated financial statements as of the quarterly and annual periods in the three years ended December 31, 2009 from either a quantitative or qualitative perspective. The unadjusted differences and management’s assessment of these items, along with the potential impact on current and previously issued unaudited quarterly financial statements have been discussed with internal and external counsel and the Audit Committee of the Corporation’s Board of Directors. Accordingly, formal restatement of the previously issued unaudited quarterly or annual consolidated BAC financial statements is not considered necessary.